Mail Stop 3561

July 6, 2005

Paul E. Martin
Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, Missouri 63131

      Re:	Charter Communications, Inc.
      	Draft Amendment No. 4 to Form S-1
      	File No. 333-121136
      	Submitted June 17, 2005

Dear Mr. Martin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. Please note that the page numbers mentioned in our comments refer to those used in the marked courtesy copies of the draft amendment.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

1. Please revise the representations provided by Charter and Citigroup in the response to prior comment 1 of our June 10, 2005 letter so that they are addressed to the staff and executed by authorized representatives of the companies.

2. In the appropriate section, please provide a brief description of
each type of hedging transaction that the 5.875% noteholders may enter into with Citigroup, as contemplated in Alternatives One and Two of the chart provided in your March 10, 2005 letter. Your descriptions should explain clearly how Citigroup will facilitate these hedging transactions with the 5.875% noteholders. In addition, your disclosure should indicate more clearly the timing of and relationship between your effort to solicit interest from the 5.875%
noteholders in hedging activities and the marketing effort for the registered offering, as described in the response to prior comment 6 of our June 10, 2005 letter.

3. Please disclose the offering price or explain how such offering price will be determined, as required by Instruction 2 to Item 501(b)(3) of Regulation S-K. If the offering price may be discounted from the prevailing market price, then please disclose this possibility. Disclose any relationship between the offering price and the prices used in the hedging activities that Citigroup will facilitate on behalf of the 5.875% noteholders, as described in Alternatives One and Two of the chart included in your March 10, 2005 letter.

4. Please advise when the marketing for the offering will commence relative to the effective date of the registration statement as well as the use of the preliminary or final prospectus in connection with any such marketing efforts.

5. Please revise the prospectus to describe in greater detail what effect hedging transactions facilitated by Citigroup may have on the market price of Charter`s shares. Such description should be more detailed than the disclosure provided on pages 26, 175, and 176.

6. In your response letter, please confirm that you will deregister all shares that remain unsold after the offering is terminated.

Outside Front Cover Page

7. Please revise the cover page and the Underwriting section to state clearly that the offering price is fixed and the offering is neither continuous nor delayed.

Notice to Investors, page ii

8. Please revise the reference on page ii, and similar references throughout the registration statement from "confirmation of sale" to
"sale."

Share Lending Agreement, page 173

9. Please revise the second paragraph of this section to clarify, if true, that the company believed that the conditions described were present at the time of the initial note offering and in the period subsequent to the initial note offering. Further, revise to state, if correct, the third paragraph`s first sentence as your belief.

Underwriting, page 177

10. Please refer to page 177 of the registration statement. We note that Citigroup may conduct stabilizing transactions during the offering period. In the response letter, please clarify the nature of the stabilizing transactions. If Citigroup does not intend to conduct stabilizing transactions, please revise the disclosure accordingly.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kathleen Kerrigan at (202) 551-3369 or
Carlos
Pacho at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Ted
Yu
at (202) 551-3372 or me at (202) 551-3810 with any other
questions.


      					Sincerely,



      					Larry Spirgel
      					Assistant Director


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Paul E. Martin
Charter Communications, Inc.
July 6, 2005
Page 1